May 29, 2013

VIA EDGAR CORRESPONDENCE

Michelle Roberts

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Washington, DC 20549-4644

RE: Thrivent	Series Fund, Inc., 1940 Act Registration No. 811-04603
Comment/Response	Letter for PRE 14A Filing

Ms. Roberts:

Thank you for taking the time to talk with me regarding your comments to the proxy statement on Schedule 14A filed on April 19, 2013 by Thrivent Series Fund, Inc. (the “Registrant”), on behalf of its series Thrivent Balanced Portfolio (the “Portfolio”). The following is a description of the comments raised by you, along with a description of Registrant’s response to each comment.

1.	Please disclose the date on which the proxy statement will be released to the Portfolio’s contractholders.

Registrant has disclosed the date on which the proxy statement will be mailed to contractholders.

2.	Pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, please include the form of proxy as an appendix at the end of the proxy statement.

Registrant has included the form of proxy as an appendix at the end of the proxy statement.

3.

In the section “The Proposal—Current Investment Advisory Fee,” if there is a fee and/or expense reimbursement agreement in place, please provide disclosure about its details. If there is not, the table regarding reimbursements can be deleted. The Portfolio is not subject to a fee and/or expense reimbursement agreement. Accordingly, Registrant has deleted the table regarding reimbursements.

4.

Pursuant to Item 22(c)(9) of Schedule 14A, please disclose the aggregate amount of the investment adviser’s fee the adviser would have received had the proposed fee been in effect during the last year and the difference between the aggregate amounts actually received and what would have been received as a percentage of the amount actually received.

Registrant has added the disclosure.

5.	Please disclose the date on which the Portfolio’s contractholders approved the existing Investment Advisory Agreement.

Registrant has added the disclosure.

6.	Pursuant to Item 22(c)(2) of Schedule 14A, please disclose the name, address and principal occupation of the principal executive officer and each director of the investment adviser.

Registrant has added the disclosure.

7.

Pursuant to Item 22(c)(10) of Schedule 14A, if the investment adviser acts as such with respect to any other fund having a similar investment objective, please identify and state the size of such other fund and the rate of the investment adviser’s compensation. Also indicate for any fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Registrant has added the disclosure.

8.	Pursuant to Item 22(c)(13) of Schedule 14A, if the Portfolio paid any commissions to an affiliated broker during its most recently completed fiscal year, please make the required disclosure.

Registrant did not pay any commissions to an affiliated broker during its most recently completed fiscal year. Accordingly, no disclosure is required under Item 22(c)(13).

9.	If one proxy statement will be delivered to two or more security holders who share an address, furnish the information required by Item 23 of Schedule 14A.

A proxy statement will be delivered to each contractholder of the Portfolio, regardless if they share an address with another contractholder. Accordingly, no disclosure is required under Item 23.

Registrant hereby acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact me at (612) 844-4198. The Registrant plans to file the definitive proxy statement on or about June 10, 2013.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak